SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BUYS 5 MORE BOEING 737-800 AIRCRAFT
NEW ORDER INCREASES FROM 175 TO 180 UNITS, WITH 4 IN 2015 & 1 IN 2016

Ryanair, Europe's favourite low fares airline, today (30 Apr) confirmed that it has agreed to buy 5 more 737-800 series aircraft directly from Boeing, 4 of which will be delivered in early Summer 2015, with the 5th in February 2016, in a deal which increases Ryanair's order book from 175 to 180 new Boeing aircraft.  These 5 new aircraft brings the value of Ryanair's order book to over $16 billion at current list prices.  Ryanair will now take 21 aircraft deliveries (up from 17) between September 2014 and July 2015, which will enable the airline to open more routes and additional frequencies on existing routes for Summer 2015.

Ryanair's Michael O'Leary, said:

"We are delighted that our partners Boeing have identified 5 new aircraft slots (4 of them before the 2015 Summer peak), which allows Ryanair to increase our order book from 175 to 180 new Boeing 737-800 aircraft.  These new Boeing aircraft enable Ryanair to keep the fleet average age below 5 years, while providing our customers with unmatched punctuality, reliability and an improved customer experience. Now that we have 4 more aircraft (21 in total) for Summer 2015, Ryanair will offer more new routes and increased frequencies to more customers than ever before."

Boeing Commercial Airplanes President and CEO, Ray Conner, said:

"Ryanair and Boeing share a relationship that spans 20 years. We are honoured that in that time Ryanair has become the largest 737-800 customer in the world - and with today's announcement have a backlog of 180 airplanes on order. The 737-800 is recognized for its reliable operating performance and will provide Ryanair passengers with the flexibility they need for their low-cost travel."

ENDS

For further information
please contact:

                           Robin Kiely                           Joe Carmody
                                    Ryanair Ltd                           Edelman Ireland
                                    Tel: +353-1-9451212          Tel: +353-1-6789 333
                                    press@ryanair.com             ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 April, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary